UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE 13G

(Amendment No. )*

Hortonworks Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

440894-10-3
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440894-10-3	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,552,425
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,552,425
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,552,425

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 440894-10-3	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 147,355
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 147,355
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,355

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.35%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 440894-10-3	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates IV Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,734,904
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,734,904
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,734,904

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 440894-10-3	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures V (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,678,475
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,678,475
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,678,475

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 440894-10-3	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,124
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,124
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,124

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <0.1%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 440894-10-3	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,596
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,596
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,596

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <0.1%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 440894-10-3	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures Associates V Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,071
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,071
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,071

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 440894-10-3	13G	Page 9 of 17 Pages

Item 1.	(a)	Name of Issuer:

Hortonworks, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

3460 W. Bayshore Road, Palo Alto, California 94303

Item 2.	(a)	Name of Persons Filing:

(i) Index Ventures IV (Jersey) LP
(ii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP
(iii) Index Venture Associates IV Limited
(iv) Index Ventures V (Jersey) L.P.
(v) Yucca (Jersey) SLP
(vi) Index Venture V Parallel Entrepreneur Fund (Jersey) L.P.
(vii) Index Venture Associates V Limited

	(b)	Address of Principal Business Office:

(i) 44 Esplanade, St Helier, JE4 9WG
(ii) 44 Esplanade, St Helier, JE4 9WG
(iii) 44 Esplanade, St Helier, JE4 9WG
(iv) 44 Esplanade, St Helier, JE4 9WG
(v) No. 1 Seaton Place, St. Helier, JE4 8YJ
(vi) 44 Esplanade, St Helier, JE4 9WG
(vii) 44 Esplanade, St Helier, JE4 9WG

	(c)	Citizenship:

(i) Jersey, Channel Islands
(ii) Jersey, Channel Islands
(iii) Jersey, Channel Islands
(iv) Jersey, Channel Islands
(v) Jersey, Channel Islands
(vi) Jersey, Channel Islands
(vii) Jersey, Channel Islands

	(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

	(e)	CUSIP Number:

440894-10-3

CUSIP No. 440894-10-3	13G	Page 10 of 17 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	[ ]	Broker or dealer registered under Section 15 of the Act;

	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	[ ]	A non-U.S. institution in accordance with Section 240.240.13d–1(b)(1)(ii)(J);

	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 440894-10-3	13G	Page 11 of 17 Pages

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of 17 December 2014 and the ownership percentages are based on 41,617,451 shares of Hortonworks, Inc. common stock outstanding as of 22 January 2015.

Index Ventures IV (Jersey) L.P. (“Index Ventures IV”) is the owner of record of 1,552,425 ordinary shares and Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures IV Parallel” and together with Index Ventures IV, the “Index IV Funds”) is the owner of record of 147,355 ordinary shares. As the managing general partner of the Index IV Funds, Index Venture Associates IV Limited (“Index IV Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index IV Funds.

Index Ventures V (Jersey) L.P. (“Index Ventures V”) is the owner of record of  1,678,475 ordinary shares and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures V Parallel” and together with Index Ventures V, the “Index V Funds”) is the owner of record of 13,596 ordinary shares. As the managing general partner of the Index V Funds, Index Venture Associates V Limited (“Index V Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index V Funds.

Yucca (Jersey) SLP (“Yucca”) is the owner of record of 35,124 ordinary shares. Yucca administers the co-investment vehicle that is contractually required to mirror the Index IV Funds’ and Index V Funds’ investment. As a result, Index IV Limited may be deemed to have shared dispositive and shared voting power over Yucca’s shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the funds.

Director Michelangelo Volpi holds 9,375 shares as restricted shares. Under applicable contractual agreements and investment policies, Index IV Limited, the Index IV Funds, Index V Limited, the Index V Funds and Yucca have a pecuniary interest with respect to such shares and the proceeds of their sale. Each of these persons disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

CUSIP No. 440894-10-3	13G	Page 12 of 17 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 440894-10-3	13G	Page 13 of 17 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

INDEX VENTURES IV (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR
FUND (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Edward Thorogood Name: Edward Thorogood Title: Alternate Director

YUCCA (JERSEY) SLP

By: Elian Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Investment Scheme

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Signatory

By: /s/ Alex Di Santo

Name: Alex Di Santo

Title: Alternate Signatory

CUSIP No. 440894-10-3	13G	Page 14 of 17 Pages

INDEX VENTURES V (JERSEY) L.P.

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates V
Limited, as Managing General Partner of Index Ventures
V (Jersey) L.P.

INDEX VENTURES PARALLEL ENTREPRENEUR FUND V
(JERSEY) L.P.

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates V
Limited, as Managing General Partner of Index Ventures
Parallel Entrepreneur Fund (Jersey) L.P.

INDEX VENTURE ASSOCIATES V LIMITED By: /s/ Edward Thorogood Name: Edward Thorogood Title: Alternate Director

CUSIP No. 440894-10-3	13G	Page 15 of 17 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: February 13, 2015

INDEX VENTURES IV (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR
FUND (JERSEY) LP

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Edward Thorogood Name: Edward Thorogood Title: Alternate Director

YUCCA (JERSEY) SLP

By: Elian Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Investment Scheme

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Signatory

By: /s/ Alex Di Santo

Name: Alex Di Santo

Title: Alternate Signatory

CUSIP No. 440894-10-3	13G	Page 16 of 17 Pages

INDEX VENTURES V (JERSEY) L.P.

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates V
Limited, as Managing General Partner of Index Ventures
V (Jersey) L.P.

INDEX VENTURES PARALLEL ENTREPRENEUR FUND V
(JERSEY) L.P.

By: /s/ Edward Thorogood

Name: Edward Thorogood

Title: Alternate Director of Index Venture Associates V
Limited, as Managing General Partner of Index Ventures
Parallel Entrepreneur Fund (Jersey) L.P.

INDEX VENTURE ASSOCIATES V LIMITED By: /s/ Edward Thorogood Name: Edward Thorogood Title: Alternate Director

CUSIP No. 440894-10-3	13G	Page 17 of 17 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures IV (Jersey) L.P. (“Index Ventures IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures IV Parallel”), Index Venture Associates IV Limited (“Index IV Limited”), Yucca Jersey SLP (“Yucca”),  Index Venture V (Jersey) L.P. (“Index Ventures V”), Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. (“Index Ventures V Parallel”) and Index Venture Associates V Limited (“Index V Limited”) are filing this statement on Schedule 13G as a group.

Index Ventures IV is a Jersey (Channel Islands) partnership. Its managing general partner is Index IV Limited.

Index Ventures IV Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index IV Limited.

Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index IV Limited.

Index Ventures V is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Index Ventures V Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.